BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV,
A LIMITED PARTNERSHIP
c/o Arch Street VIII, Inc.
101 Arch Street
Boston, Massachusetts 02110-1106
(617) 439-3911

YOU SHOULD CONSIDER AT LEAST THE FOLLOWING FACTS
BEFORE DECIDING WHETHER TO TENDER ANY OF YOUR UNITS TO ANISE, L.L.C.

December 26, 2007

Dear Limited Partner of Boston Financial Qualified Housing Tax Credits L.P. IV (the “Fund”):

The Managing General Partner of the Fund (the “General Partner”) recognizes that you have received a significant amount of documentation and information about the Fund in the last several months, and we certainly understand if you feel frustrated and confused as a result of all of this activity. The General Partner sincerely appreciates all of the support that we have received from the Limited Partners and we want to assure you that we will continue to act in the best interests of the Fund.

Most recently, Anise, L.L.C. (“Anise”) made a tender offer dated December 21, 2007 to purchase up to 6,800 units in the Fund at a price of $200 per unit (the “Offer”). Under the rules of the Securities and Exchange Commission, the Fund is required to make a statement with respect to the Offer that either (i) recommends the acceptance or rejection of the Offer, (ii) expresses no opinion or remains neutral toward the Offer, or (iii) states that the Fund is unable to take a position with respect to the Offer. Because the result of tendering units pursuant to the Offer will vary depending on the individual circumstances of each Limited Partner and, in part, the aggregate number of units tendered, the Fund has determined that it is unable to take a position with respect to the Offer. Outlined below are a number of facts that the General Partner believes you should consider before deciding whether to tender any of your units to Anise in the Offer.

➢	You Will Receive Less than $200 Per Unit for Your Units if you Tender them in the Offer.

On its face, the concept of selling your units now for the amount that the Fund projects to distribute in connection with its liquidation may seem attractive. However, the net price you will receive for your units will be less than $200 per unit, perhaps substantially. Anise’s offer is not net of transfer fees, which means that a Limited Partner who sells units to Anise will be required to pay a transfer fee of $10 per unit transferred, with a minimum transfer fee of $100 and a maximum transfer fee of $250. Thus, if you were to sell one unit in the Offer, your net sale price would be $100, if you were to sell two units in the Offer your net sale price per unit would be $150 per unit, if you were to sell three units in the Offer, your net sale price per unit would be $166.67 per unit, and so on until the number of units sold in the offer was at least ten units, after which the net sale price per unit would be at least $190. As discussed below, you may not be able to sell all of the units you tender in the Offer. As a result, the net sale price for any units you tender in the Offer may be significantly less than the net sale price you would have received if all of the units that you tendered were purchased pursuant to the Offer.

➢	You May Not Be Able To Sell All of the Units You Tender in the Offer.

Under the terms of Anise’s tender offer, it is possible that you may not be able to sell all of the units you tender in the offer. Anise has offered to purchase a maximum of 6,800 Partnership units, which is approximately 10% of the outstanding Units in the Fund. If more than 6,800 Units are tendered to Anise, then the number of Units that Anise will purchase from any one Unit holder will be “prorated” - meaning that Anise will purchase only a fraction of each Unit holder’s Units that have been tendered to Anise. As a result, you may still continue to own Units in the Fund - even if you tender all of your Units to Anise. If all Limited Partners other than those with whom Anise is associated tendered all of their units, Anise would purchase only approximately 15% of the units tendered by each Limited Partner.

➢	If Anise is Successful in Purchasing 6,800 Units in its Offer, the Value of the Units not Sold in the Offer Could be Adversely Affected.

You must weigh the possibility that tendering some of your Units to Anise could harm the value of your remaining Units. Anise has stated that it intends to vote in favor of the consent solicitation to remove the Partnership’s current General Partner currently being conducted by Everest Housing Investors 2, LP (“Everest”). Therefore, each Unit tendered to Anise will effectively count as a vote in support Everest’s consent solicitation, and will contribute toward the removal of the General Partner. As a result, by tendering any of your Units to Anise, you will be supporting, effectively, a change to a new General Partner.

As you know, the General Partner has recommended that you REJECT EVEREST’S CONSENT SOLICITATION on the grounds that it is not in the best interests of the Fund. Before tendering any Units to Anise, which could result in the removal of the General Partner, you should consider the following:

•	The current General Partner will continue with its current plan to promptly dispose of the Fund’s properties and maximize the return to investors.
•	Everest has in the past tried to delay the disposal of the Fund’s properties.
•	Everest has a conflict of interest because it wants to purchase the Fund’s assets while at the same time it is seeking control of the Fund.
•	Everest’s affiliates likely have different tax considerations than the other Limited Partners, which may affect its liquidation strategy.
•	Everest’s association with David Johnson, Paco Development, L.L.C. (“Paco”) and others raises questions as to whether Everest will act in the best interests of the Fund’s other Limited Partners.

Based on these considerations, by tendering some of your Units now to Anise, Limited Partners could end up harming the value of any of their remaining Units in the Fund. For instance, if Everest is able to gain control of the Fund, and Everest sells the Fund’s remaining real estate assets at below-market prices in related-party transactions, it could reduce the value of your remaining Units. In those circumstances, Anise’s offer is akin to a “teaser rate” with upfront “benefits” but ultimately higher costs.

➢	“Staying the Course” May Be More Prudent.

Unlike Anise’s offer, once the Managing General Partner completes the dissolution of the assets in the Fund, which it expects to do by the end of 2008, the Managing General Partner expects to pay you approximately $200 per unit for each of your units. That figure may, of course, be greater or less depending upon the outcome of the disposition by the Fund of its remaining real estate interests. By staying the course, and not tendering any of your Units now, you could end up realizing greater value on the overall value of your Units. The outcome to you may be affected by whether other Limited Partners tender their units.

➢	Anise Is A Member of An Investing Group That Is, And Has Been, Hostile To The General Partner.

Anise in the past has been closely aligned with Everest, and Anise is currently a member of an investing group that includes Paco, McDowell Investments, L.P. (“McDowell”), and Park G.P., Inc. (“Park”), among others (together, the “Everest Group”). The members of the Group have exhibited a “pack mentality” in coordinating their attacks against the General Partner. Limited Partners should question whether the Group has acted in the best interests of the Fund, or in their own best interests, and whether members of the Group have been forthcoming with the other Limited Partners.

For example, McDowell has sent letters to the Limited Partners supporting Everest’s consent solicitation, without disclosing that McDowell and Everest were recently part of the same Group. Similarly, Paco has issued a mini-tender for Units in the Fund, without disclosing that Paco and Everest were part of the same Group, and without disclosing whether Paco would vote in favor of Everest’s consent solicitation.

➢	Anise Is Closely Affiliated With David Johnson, who has been found to have engaged in unlawful and exploitative business activities in connection with limited partnerships.

Anise’s managers, DeAnn Totta and Chadwick Sneed, are employees of Maxus Properties, Inc. (“Maxus”), a Missouri Corporation controlled by David Johnson. In addition to Maxus, Mr. Johnson controls Park and Paco.

Anise’s owners, the Christopher J. Garlich Trust, Jose L. Evans, and Denise Evans were, and continue to be, members of the Everest Group. Moreover, Christopher J. Garlich and Jose Evans are trustees of another Johnson-controlled entity: Maxus Realty Trust, Inc.

As recently as October 2006, a Nebraska state court judge (Gerald E. Moran) stated in his written order that Park and another entity controlled by Mr. Johnson made tender offers that did not abide by U.S. Securities and Exchange Commission guidance. (Institutional Bond Investors II, L.L.C. v. America First Tax Exempt Investors, L.P., et. al., In the District Court of Douglas County, Nebraska, Doc. 1053, Page 839). Judge Moran also said that there was believable evidence that Mr. Johnson’s company, Institutional Bond Investors II, L.L.C., “employs a business strategy wherein it purchases a small fraction of a company or partnership in order to gain a toehold in the enterprise” and thereafter, Mr. Johnson’s company “attempts to gain access to sensitive business information which, if successful, is then used for exploitation of either the business, its less sophisticated shareholders, or both.”

Judge Moran also pointed out that Vice Chancellor Strine, a judge who sits on the Chancery Court in Delaware, stated that he believed that Park’s attempt to obtain documents from an investment partnership was intended to “exploit informational asymmetries in a way which is injurious to the other unitholders and not legitimate under the laws of our (sic) - the security laws of our nation, and probably not even under the securities laws of the states in which offers would be made, and probably not under consumer fraud laws.”

Earlier, in March 2002, a federal court civil jury also found that Mr. Johnson committed fraud and breach of fiduciary duty in his dealings with and management of tax credit limited partnerships. That same jury also found that Mr. Johnson and an entity that he controlled “each acted with malice, oppression or fraud.” In addition to an award of compensatory damages, a $1.6 million punitive damages award was entered against Mr. Johnson, and several companies controlled by Mr. Johnson were ordered by the court to be removed as general partners of the limited partnerships. When Mr. Johnson’s companies refused to comply with the court’s order, the court ordered that they immediately surrender management of the properties and authorized the United States Marshals to assist in the enforcement of the order (National Corporate Tax Credit Fund et al. v. Bond Purchase, L.L.C., et al.). After the jury finding and pending appeal, the parties to that litigation settled their disputes and, following the settlement, the court vacated the judgment. However, despite Mr. Johnson’s request that it do so, the court refused to vacate the rulings and findings against Mr. Johnson and his companies.

Finally, in April 1998, the Court of Appeals of Missouri ruled that a company owned by Mr. Johnson and his wife had attempted to “play fast and loose with the court” in that company’s maneuvers to increase its voting control over a publicly traded real estate partnership. The court also ruled that Mr. Johnson’s company’s actions “epitomize a lack of good faith in the subject matter of the suit” and that his company “is also barred [from obtaining the requested relief] by its unclean hands.” (State of Missouri ex. Rel. Kelcor, Inc. v. The Nooney Realty Trust, Inc.)

Given Mr. Johnson’s history, think twice before tendering your Units to someone acting together with Mr. Johnson.

Once again, thank you for your patience and understanding. Before tendering any shares, we urge you to carefully consider the merits of Anise’s tender offer, particularly with respect to its overall consequences on your total investment. For further information on the Managing General Partner’s recommendations, please review the Managing General Partner’s Revocation of Consent Solicitation and Supporting Statement, dated December 1, 2007.

The Fund has filed a Statement on Schedule 14D-9 with the Securities and Exchange Commission that sets forth the Fund’s response to the Anise Offer. Limited Partners are advised to carefully read the Schedule 14D-9.

If you have any questions concerning the General Partner’s recommendation not to tender your Units in the Anise offer, please call MMA Financial Partnership Administration at 1-800-823-4828, between 9AM and 5PM Central Standard Time.

Below is a listing of secondary market firms that have traded in Boston Financial Tax Credit Limited Partnerships:

DCC Securities Corp.	800-945-0440
American Partnership Services	800-736-9797
Advantage Partnerships	866-735-5579
Napex	800-356-2739
North Coast Securities	800-700-7998
Alliance Partnership Services	800-990-5604

As pricing may vary among secondary market makers, it is recommended that you call more than one. If you have further questions, we recommend that you consult with your Investment Representative.